Frontier Communications Corporation
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5600


                                 August 7, 2009


BY EDGAR - CORRESPONDENCE
-------------------------

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:      Frontier Communications Corporation
         Form 10-K for the year ended December 31, 2008
         Filed February 27, 2009
         File No. 1-11001

Ladies and Gentlemen:

     Frontier Communications Corporation (the "Company") is hereby responding to the additional comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 21, 2009 with respect to the above-referenced Form 10-K and the Company's Form 10-Q for the quarter ended March 31, 2009. For your convenience, the comment from the comment letter is repeated here, followed by the Company's response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K
---------
Management's Discussion and Analysis, page 20
---------------------------------------------

Comment No. 1
-------------

     We note that as of your latest annual impairment testing under SFAS 142 that the fair value of each of your four reporting units exceeded its carrying value by a "wide margin". In this regard, please disclose the lowest multiple of EBITDA for the fair value of each reporting unit to fail step one of your goodwill impairment test.

U.S. Securities and Exchange Commission
August 7, 2009
Page 2 of 2


Response
---------

     The Company advises the Staff that at December 31, 2008, the Company's consolidated carrying value of $519 million and EBITDA for the year ended December 31, 2008 of $1,204 million correlates to a book carrying value EBITDA multiple of less than one ($519/$1,204 = 0.4). Public market EBITDA multiples (currently at 6 times) would need to decline to approximately one (or less) in order to trigger a step one failure in any of the Company's four reporting units.

     The Company understands that readers of the financial statements should be provided sufficient information to assess the likelihood of a potential impairment charge if the disclosure would be meaningful. We have revised our disclosures as previously discussed with the Commission and will include such disclosures in our S-4. Because current market value EBITDA multiples far exceed the book carrying value on a consolidated basis (and likewise for each of the reporting units that contribute to the total) we do not believe additional disclosure is currently meaningful or relevant to the readers of the Company's financial statements. The Company will provide disclosure on such EBITDA multiples in future filings if market conditions change and the EBITDA spread for any particular reporting unit narrows to make such disclosure meaningful to readers of the Company's financial statements.

                                     * * * *

     If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5769.

                                       Sincerely,



                                       /s/ Donald R. Shassian
                                       ------------------------------
                                       Donald R. Shassian
                                       Executive Vice President and
                                       Chief Financial Officer